06003511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Moody (858) 756-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 (Address) San Diego (City) CA (State) 92101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANAMARTA LAVIAGUERRE
Commission # 1541581
Notary Public - California
San Diego County
My Comm. Expires Feb 3, 2009

Notary Public

Signature

Executive Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CASTLE CREEK FINANCIAL LLC

(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Members
Castle Creek Financial LLC:

We have audited the accompanying statements of financial condition of Castle Creek Financial LLC, a Delaware Limited Liability Company (the Company), as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 13, 2005

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents (note 3)	$	487,000	2,425,000
Accounts receivable (note 3)		25,000	50,000
Prepaid expenses		17,000	17,000
Notes receivable (notes 3 and 4)		761,000	—
Total assets	$	1,290,000	2,492,000
Liabilities and Members' Equity			
Liabilities (note 3)	$	6,000	249,000
Members' equity		1,284,000	2,243,000
Total liabilities and members' equity	$	1,290,000	2,492,000

See accompanying notes to statements of financial condition.

(1) Description of Business and Summary of Significant Accounting Policies

(a) General

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions, or hold funds or securities or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally an unincorporated association of two or more persons, its members have limited personal liability for the obligations or debts of the entity, and they are classified as a partnership for federal income tax purposes. The Company is made up of eight members. Eggemeyer Corp. and WJR Advisory Corp. own 45.0% and 22.5% of the Company, respectively. The Company shall have a term of 99 years unless dissolved earlier in accordance with the provisions of the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

Net income (loss) of the Company for each fiscal year is allocated among the members in proportion to their ownership percentages.

(b) Basis of Accounting

The Company prepares its statements of financial condition in accordance with accounting principles generally accepted in the United States of America.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Income Taxes

The liability for income taxes is that of the individual members and not the Company.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition to prepare the statements of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2005 and 2004, the Company had excess "net capital" of $476,000 and $2,159,000, respectively, which exceeded the minimum amount required of $5,000 and $17,000, respectively.

(3) Related Party Transactions

At December 31, 2005, the Company owes no amounts to an affiliate and has no amounts due from an affiliate. At December 31, 2004, the Company owed an affiliate $229,000 and had amounts due from an affiliate of $23,000.

The Company maintains bank accounts with First National Bank, an affiliate of certain members of the Company. Management believes the terms from First National Bank are the same as those available to its other customers.

The Company has notes receivable of $761,000 outstanding with Western States Opportunity LLC, an affiliate of certain members of the Company as discussed in note 4.

(4) Notes Receivable

Notes receivable are due upon the earlier of March 31, 2006 or three days following the consummation of the Investor Round Closing of Atlanta Bancorporation, and bears interest of 10% per year.

(5) Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2005 or 2004.

(6) Fair Value of Financial Instruments

The fair value is considered to be equal to the carrying value of cash and cash equivalents, accounts receivable, other assets, and accounts payable in the related report, as these financial instruments are either liquid or short-term in nature.

KPMG

KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Members
Castle Creek Financial LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Castle Creek Financial LLC (the Company) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or (iii) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Diego, California
February 13, 2006